UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A
(Amendment Number 1)

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: January 2015

Commission File Number: 001-36136

CBD Energy Limited
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

EXPLANATORY NOTE FOR THE FILING OF FORM 6-K/A

This Form 6-K/A is filed as an amendment to our Report of Foreign Private Issuer on Form 6-K filed on January 28, 2015 (the “Original Filing”). The sole purpose of this amendment is to file the Exhibits referenced in the Original Filing. Except for this change, no other changes have been made to the Original Filing.

Exhibits

Exhibit Number	Exhibit Description

10.1	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.

10.2	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.

10.3	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.

10.4	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.

10.5	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015.

10.6	Form of Subscription Agreement, dated January 27, 2015.

10.7	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

January 29, 2015	By:	/s/ William Morro
William Morro Chairman of the Executive Committee of the Board of Directors